December 14, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Commission Staff:

We are in receipt of your comment letter dated November 30, 2010 regarding the Form 10-K filing for UTG, Inc. for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010.  While we have our responses prepared, I respectfully request an extension to respond of 10 business days until December 28, 2010 to enable all the appropriate parties time to review and comment on the response prior to submission to the Commission staff.

Please contact me should you have any questions or concerns regarding this request.  My telephone number is (217) 241-6300.

Sincerely,
UTG, Inc.

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President